

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2018

Robert Wagner
President & CEO
OneLife Technologies Corp.
5005 Newport Drive
Rolling Meadows, IL 60008

   Re: OneLife Technologies Corp.
     Form 8-K
     Filed December 5, 2017
     File No. 333-198068

Dear Mr. Wagner:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

          Division of Corporation Finance
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